

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 4, 2008

Mr. Samuel Sheng
Chief Financial Officer
Sunway Global Inc.
Daqing Hi-Tech Industry Development Zone
Daqing, Heilongjiang, Post Code 163316
People's Republic of China

> **RE:** **Forms 10-KSB and 10-K/A for the fiscal year ended December 31, 2007**
> **Forms 10-Q and 10-Q/A for the periods ended March 31, 2008 and**
> **June 30, 2008**
> **File No. 0-27159**

Dear Mr. Sheng:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

Sincerely,

Rufus Decker
Accounting Branch Chief